FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 13 October, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NATWEST PLEDGES £100BN OF CLIMATE AND SUSTAINABLE FUNDING AND FINANCING

Our ambition is to be a leading bank in the UK and Ireland helping to address climate change by setting ourselves the challenge to at least halve the climate impact of our financing activity by 2030, to reach net zero by 2050, and making our own operations Climate Positive by 2025. In 2019, we announced our target for £20 billion funding and financing for climate and sustainable finance between 2020 and 2022 which we brought forward from 2022 to 2021. In H1 2021, NatWest exceeded its 2020-2021 target of providing £20 billion of climate and sustainable funding and financing six months early with the delivery of £21.5 billion.

Today, NatWest Group is announcing a new target to provide £100 billion of Climate and Sustainable Funding and Financing (CSFF) by the end of 2025 (from 1 July 2021). Part of this new CSFF target will also help to support the investment needed to transition the UK to a net zero economy and will help to support the bank's customers including SMEs on their transition to a net zero and a more sustainable economy[1].

Today we are also publishing our new CSFI Criteria that we will use to determine the assets, activities and companies that are eligible to be counted towards the £100 billion CSFF from 1st January 2022. The new CSFI Criteria (Version 1.3) is available on our "Climate and sustainable finance" website.

The main changes and expansions to the previous CSFI Criteria which determined the assets, activities and companies that were eligible to be counted towards our £20bn CSFF target are and which we use to determine the assets, activities and companies that were eligible to be counted towards our £100bn CSFF target until 31 December 2021 are:
●      Revisions to the Built Environment category to align to the Bank's Green, Social and Sustainability Bond Framework and reflect the launch of green purchase and re-mortgage products.
●      Removal of 'Nuclear' and 'Energy from Waste' in the Low Carbon and Offsetting technology category to align to the Green Gilt Framework.
●      Inclusion of sustainability bonds, as well as sustainable linked bonds and loans.
●     To supplement the existing general lending category, which allows any general-purpose lending or wider financing to customers who can evidence (to NatWest Group's satisfaction through review of the issuer's or borrower's most recently published external results) that 50% or more of their revenues are from the categories and sectors outlined in the CSFI Criteria the following additional categories / specifications have been added
-    in case of Utilities or Real Estate customers in case 75% or more of their assets are in the categories and sectors outline in the CSFI Criteria; and
-    in case of a fund client - if 75% of Assets under Management are invested in activities outlined in the CSFI Criteria, at the time of reporting.

__________________________
[1] NatWest Group will target to provide £100 billion of climate and sustainable funding and financing by the end of 2025 (from 1 July 2021) across the UK and Europe. For further information on the CSFF please see notes to editors below and visit our webpage at natwest.com

For more information, please contact

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Caution about climate and sustainable funding and financing (CSFF) information.
Climate and sustainable funding and financing activities and their classification and reporting are still not subject to a single recognised or accepted, consistent and comparable set of definitions or standards in the UK or globally. There is little certainty that such activities and or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as "green" or "sustainable" or having similar labels (including existing or proposed standards, such as the EU Taxonomy, EU SFDR and EU GBS). We expect policies, regulatory requirements, standards, and definitions to be developed and evolve over time.

Preparation of some of the information in the research report referred to in this announcement as well as reporting on CSFF activities against the £100 billion CSFF target requires the application of a number of key judgements, assumptions and estimates. The reported measures on such activities reflect estimates, assumptions and judgements at the given point in time. There is a risk that these judgements, estimates or assumptions may subsequently prove to be incorrect. In addition, the maturity of underlying data, systems and controls that support such reporting is generally considerably less sophisticated than the systems and internal controls for financial reporting and it also includes manual processes.

This document and any information contained or otherwise accessible through natwestgroup.com are historical and only speak as of their respective dates. Reference to natwestgroup.com and other websites are made for information purposes only. Information found at such websites are not incorporated by reference into this document. NatWest Group is under no obligation to update these materials, absent a legal duty to do so.

No securities offering. The information, statements and opinions contained in this announcement do not constitute a public offer under any applicable legislation, an offer to sell or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments.

Forward-looking statements. The £100 billion CSSF target referred to in this announcement is a forward-looking statement. Words or phrases such as 'estimate', 'believe', 'commits', 'continue', 'could', 'expect', 'forecast', 'goal', 'guidance', 'intend', 'may', 'objective', 'plan', 'pledge', 'potential', 'predict', 'projection', 'seek', 'should', 'target', 'will', 'will provide', 'would' or similar expressions that convey the prospective nature of events or outcomes generally indicate other forward-looking statements. These forward-looking statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group's strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. The target included in this announcement is based on various industry and other information and are based on assumptions and estimates and are the result of research, not statements of historical fact.  By their nature, certain of these disclosures are only estimates and, as a result, actual future results could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them. Except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this document, whether to reflect any change in our expectations regarding those forward-looking statements, any change in events, conditions or circumstances on which any such statement is based, or otherwise.

This cautionary note and forward-looking statement should not be regarded as complete and comprehensive and should be read together with:
●     the 'Risk Factors' included on pages 345 to 362 of the NatWest Group plc 2020 Annual Report and Accounts (with special regard to the risk factors in relation to 'Climate and sustainability related risks' that describes several particular uncertainties, climate and sustainability related risks to which NatWest Group is exposed) and included on page 113 of NatWest Group's H1 2021 Interim Results;
●     the 'Cautionary statement regarding forward-looking statements' on page 367 of the NatWest Group plc 2020 Annual Report and Accounts and on page 115 of NatWest Group 's H1 2021 Interim Results;
●     Section 5.7 (Caution about climate metrics) and the 'Climate-related and other forward-looking statements and metrics' (page 65) of the NatWest Group's Climate-related disclosure report 2020; and
●     the cautionary statement of NatWest Group's Climate, Purpose and ESG measures supplement H1 2021.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 13 October 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary